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                           SCHEDULE 14A INFORMATION

          Proxy Statement Pursuant to Section 14(a) of the Securities
                    Exchange Act of 1934 (Amendment No.  )

Filed by the Registrant [X]

Filed by a Party other than the Registrant [_]

Check the appropriate box:

[_]  Preliminary Proxy Statement        [_]  Confidential, for Use of the
                                             Commission Only (as permitted by
                                             Rule 14a-6(e)(2))
[_]  Definitive Proxy Statement

[_]  Definitive Additional Materials

[X]  Soliciting Material Pursuant to Section 240.14a-11(c) or Section 240.14a-12


                         Great Western Financial Corp.
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               (Name of Registrant as Specified In Its Charter)


                           H. F. Ahmanson & Company
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   (Name of Person(s) Filing Proxy Statement, if other than the Registrant)


Payment of Filing Fee (Check the appropriate box):

[X]  No fee required.

[_]  Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.


     (1) Title of each class of securities to which transaction applies:

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     (2) Aggregate number of securities to which transaction applies:

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     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

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     (4) Proposed maximum aggregate value of transaction:

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     (5) Total fee paid:

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[_]  Fee paid previously with preliminary materials.

[_]  Check box if any part of the fee is offset as provided by Exchange
     Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1) Amount Previously Paid:

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     (2) Form, Schedule or Registration Statement No.:

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     (3) Filing Party:

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     (4) Date Filed:

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Notes:


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                      [LOGO OF H. F. AHMANSON & COMPANY]

                                                                    May 31, 1997

Dear Great Western Stockholder:

  For months, the Great Western Board of Directors has committed itself to driving away H. F. Ahmanson & Company and has remained exclusively committed to a single bidder. Just think for a moment what value the market would assign Ahmanson's offer if, instead, Great Western had directors who were committed to treating all bidders equally in order to maximize stockholder value.

  YOU SHOULD NOT ALLOW THE GREAT WESTERN BOARD TO PREVENT YOU FROM MAXIMIZING THE VALUE OF YOUR INVESTMENT WHEN YOU HAVE THE OPPORTUNITY FOR A BETTER MERGER.

                             AHMANSON-GREAT WESTERN

                        THE BETTER MERGER WITH LESS RISK

  The Ahmason offer reflects a simple, credible and proven formula of in-market cost savings and share repurchases for achieving its projected merger benefits.

  The proposed transaction the Great Western Board wants you to support relies heavily on the unproven and unprecedented:

  . The Great Western Board's proposed transaction relies on unprecedented projected revenue enhancements which would expose stockholders to greater interest rate risk by sharply increasing long term mortgage loans funded with wholesale deposits.

  . Through an acquisition of Great Western, Washington Mutual will increase its size by 400% in less than one year--another virtually unprecedented feat.

          THE BETTER MERGER WITH A SUPERIOR MARKET SHARE AND FRANCHISE

  The Ahmanson offer would create a market leader focused on densely populated markets.

  The proposed transaction the Great Western Board wants you to support would create a smaller institution positioned to serve far fewer customers per branch than would be served by Ahmanson.

  . In California, Ahmanson-Great Western would have a 44% greater market share than Washington Mutual-Great Western.

  . In Florida, Ahmanson-Great Western would have a 57% greater market share than Washington Mutual-Great Western.
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                    THE BETTER MERGER WITH NO TIMING DELAYS

  Ahmanson's application for regulatory approval from the Office of Thrift Supervision has been deemed complete, and we expect that Ahmanson's offer can close promptly following stockholder rejection of the Great Western-Washington Mutual merger proposal.

                 THE AHMANSON ALTERNATIVE: THREE SIMPLE STEPS

  There is a simple, direct path for you--the true owners of Great Western--to act in YOUR BEST INTERESTS and MAXIMIZE THE VALUE of your investment in Great
Western:

  Step 1: Vote the WHITE proxy card FOR the slate of directors committed to the maximization of stockholder value.

  Step 2: Vote the PINK proxy card AGAINST the Great Western Board's proposed merger with Washington Mutual when you receive it with Ahmanson's proxy materials.

  Step 3: Tender your Great Western shares into Ahmanson's Exchange Offer when it commences.

  Thank you for your support.

                                          Sincerely,

                                          /s/ Charles R. Rinehart

                                          Charles R. Rinehart
                                          Chairman and Chief Executive Officer


                If you have any further questions, please call:

                      [LOGO OF MACKENZIE PARTNERS, INC.]
                               156 Fifth Avenue
                           New York, New York 10010
                         (212) 929-5500 (call collect)
                                      or
                         CALL TOLL-FREE (800) 322-2885